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                              May 4, 2022

       Tuvia Barlev
       Chief Executive Officer
       Actelis Networks, Inc.
       47800 Westinghouse Drive
       Fremont, CA 94539

                                                        Re: Actelis Networks,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 2, 2022
                                                            No. 333-264321

       Dear Mr. Barlev:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1

       General

   1. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect
impact that Russia's invasion of Ukraine and the international response have had or may have on
your business. For additional guidance, please see the Division of Corporation
Finance's Sample Letter to Companies Regarding Disclosures Pertaining to
                                                        Russia   s Invasion of
Ukraine and Related Supply Chain Issues, issued by the Staff in May
                                                        2022.
   2. Your footnotes to the fee table indicate that you are calculating your registration fee based on Rule 457(o).
However, based on your disclosure that you anticipate that your offering will comprise
3,000,0000 shares that could offered at up to $6.00 per share, it does not appear you have
calculated the registration fee based on the maximum aggregate
 Tuvia Barlev
Actelis Networks, Inc.
May 4, 2022
Page 2
         offering price. Please advise.
3.       Please address the following:

                Revise Item 15 of Part II to include the warrants issued to the new lender, as described in Notes 7.b and 11 to the financial statements, and any other recent sales of securities required to be disclosed by Item 701 of Regulation S-K. In this regard, we note the difference between the outstanding preferred stock as of December 31,
              2021, and to be converted in connection with the offering (i.e., 7,731,043 vs.
              9,031,291 shares), which appears to indicate the issuance of preferred stock in the interim period. Further revise as necessary to ensure consistent disclosure throughout. For instance, and without limitation, we note that
(i) Item 15 discloses
              890,126 outstanding options, while page 10 discloses 870,002 outstanding options, and (ii) Item 15 states the common stock par value as $0.000001.

                Revise the MD&A subsection captioned "Convertible Notes, Loans, and Warrant" to describe the new lender and Israeli bank loans and warrants, include a cross-reference to applicable disclosure in your notes to the financial statements, or revise the caption to reflect a more limited scope.

                We note a number of blanks throughout the prospectus; please fill in missing information.
Prospectus Summary, page 1

4. We note the disclosure that, "[W]e experienced an average annual growth in our IoT business of more than 20% each year." Please revise to clarify the basis upon which this growth is measured. We additionally note the disclosure that, "As of today, we estimate
FirstName LastNameTuvia Barlev
       achieving over $24 million of IoT installed base." Please revise to clarify this disclosure,
Comapany    NameActelis
       including          Networks,
                  by specifying        Inc.
                                 the timeframe, and to identify any material
assumptions upon
       which  this
May 4, 2022 Page 2 estimate relies.
FirstName LastName
 Tuvia Barlev
FirstName  LastNameTuvia  Barlev
Actelis Networks, Inc.
Comapany
May  4, 2022NameActelis Networks, Inc.
May 4,
Page 3 2022 Page 3
FirstName LastName
The Offering, page 9

5. Please revise disclosure relating to the calculation of the number of outstanding shares on page 10 to describe the treatment (i.e., whether included or excluded) of all outstanding convertible securities. Quantify the number of shares that are issuable upon exercise or conversion of such securities, making necessary assumptions. Additionally clarify the disclosure relating to the CLA and other convertible notes; in this regard, we note apparent discrepancies between the lead-in text and final two bullet points on page 10, as well as with the disclosure on pages 47-48. Resolve the apparent inconsistency in the number of underwriter warrants stated here and on pages 9 and 197, making reference to exercise of the overallotment option as appropriate. Conform disclosure elsewhere, including without limitation the capitalization section (we note that subpoint iii gives pro forma effect to the conversion of warrants, while the only warrants identified on page 10 are excluded) and dilution section; consider deleting disclosure in these sections that is duplicative of page 10.
Capitalization, page 38

6.       Please address the following relating to your capitalization table:

                Revise the table captions to include the number of pro forma and pro forma as adjusted authorized, issued and outstanding shares.

                Expand the discussion following the table on page 39 to clearly explain how you determined the 12,586,262 pro forma shares outstanding as of December 31, 2021.
              In this regard, we note that the transactions disclosed currently do not add up to
              12,586,262 shares. The comment also applies to the disclosures on page 10.
Dilution, page 40

7. To the extent that you make changes to your pro forma or pro forma as adjusted shares outstanding, please recalculate and update your dilution calculations and disclosures accordingly.
Management
Number and Terms of Office of Officers and Directors, page 71

8. We note the statement, "From and after the completion of this offering, the Stockholders
         Agreement will be terminated and each of the directors will be appointed by the holders of the majority of our outstanding common stock pursuant to the provisions of our Certificate of Incorporation to be in effect after this offering." Please revise to clarify (i) the method and timing by which shareholder will appoint each director in light of the classified board disclosure added to pages 85 and 86, including by cross-reference as appropriate, (ii)
         whether the three director nominees were also selected pursuant to the stockholders agreement, and (iii) the board composition following the offering, including clear
 Tuvia Barlev
Actelis Networks, Inc.
May 4, 2022
Page 4
         disclosure whether and which directors will resign; in this regard, we note the statement that the board will consist of five directors.
Note 18 - Subsequent Events, page F-33

9. We note from page 84 that your Charter now authorizes you to issue up to
         42,803,774 shares of common stock, 2,803,774 shares of non -voting common stock and
         10,000,000 shares of preferred stock. Please revise this note to disclose the circumstances surrounding, as well as the date of, this significant subsequent event.
10. In light of the material impact on your capital structure, please revise this note to separately and clearly disclose all subsequent events relating to the conversion of your debt and preferred securities as well as the exercising of warrants and options from
         December 31, 2021, through the date of your final amendment or as close thereto as is reasonable and practicable. Refer to PCAOB Auditing Standard 4101. Exhibits

11. Please file as an exhibit to the registration statement the amended certificate of incorporation reflecting the authorized share capital (i.e., 42,803,774 shares of common stock) and exclusive forum provisions disclosed in the description of securities section.
12. We note that the legal opinion refers to an aggregate initial offering price of up to
       $17,250,000, which does not appear to correspond to the number of shares and maximum offering price disclosed on the prospectus cover, nor to the registration fee table. Please revise and refile the legal opinion to cover all the shares being registered (including overallotment shares and shares underlying the underwriter's warrant) by appropriate reference.
FirstName  LastNameTuvia Barlev
Comapany
13.         NameActelis
       Please amend yourNetworks,      Inc. a currently dated and signed
consent from your
                            filing to include
May 4,independent
        2022 Page 4registered accounting firm.
FirstName LastName
 Tuvia Barlev
FirstName  LastNameTuvia  Barlev
Actelis Networks, Inc.
Comapany
May  4, 2022NameActelis Networks, Inc.
May 4,
Page 5 2022 Page 5
FirstName LastName
       You may contact Mindy Hooker at 202-551-3732 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Eyal Peled